UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                               Cygne Designs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232556100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Hubert Guez
                     c/o Diversified Apparel Resources, LLC
                              5804 E. Slauson Ave.
                           Commerce, California 90040
                                 (323) 725-5555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 3, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 9)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 232556100                                           PAGE 2 OF 11 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DIVERSIFIED  APPAREL  RESOURCES,  LLC (FORMERLY  COMMERCE CLOTHING COMPANY,
     LLC)

     95-4559476
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         4,428,571

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,428,571

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,428,571

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.2% (1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     C0

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on a total of 24,386,609 shares of the issuer's Common Stock issued and outstanding as of January 3, 2006.

CUSIP NO. 232556100                                           PAGE 3 OF 11 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GUEZ LIVING TRUST DATED DECEMBER 6, 1996

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,570,915

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,379,225
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,570,915

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,379,225

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,950,140

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1% (1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on a total of 24,386,609 shares of the issuer's Common Stock issued and outstanding as of January 3, 2006.

CUSIP NO. 232556100                                           PAGE 4 OF 11 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HUBERT GUEZ

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,426,420

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    8,547,151
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,426,420

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    8,547,151

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,973,571

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     49.1% (1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on a total of 24,386,609 shares of the issuer's Common Stock issued and outstanding as of January 3, 2006.

         This Schedule 13D/A ("Schedule 13D/A") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on August 10, 2005, as amended by Amendment No. 1 to the Schedule 13D dated September 21, 2005, and filed with the Securities and Exchange Commission on October 7, 2005 (as amended, the "Schedule 13D").


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         On January 3, 2006, Diversified acquired 1,428,571 shares of common stock of the Company pursuant to a Note Conversion Agreement providing for the conversion of $7,500,000 of the principal amount due under the Note into 1,428,571 shares of the Company's common stock at the rate of $5.25 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

         The shares of common stock to which this Schedule 13D/A relates are held by the Reporting Persons as an investment. The Reporting Persons disclaim any membership in a group relating to the Company.

         Other than as described in this Schedule 13D/A, the Reporting Persons are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is supplemented and amended by the information below.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

         As of January 3, 2006, Diversified beneficially owned 4,428,571 shares of the Company's Common Stock (the "Diversified Shares"). Since 24,386,609 shares of the Company's Common Stock were outstanding as of January 3, 2006, the Diversified Shares constitute approximately 18.2% of the shares of the Company's common stock issued and outstanding. Diversified has the sole power to vote and dispose of the Diversified Shares.


                                (5 of 11 Pages)

         As of January 3, 2006, Guez Living Trust beneficially owned 1,570,915 shares of the Company's Common Stock (the "Guez Living Trust Shares"), or 6.4% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. Guez Living Trust has the sole power to vote and dispose of the Guez Living Trust Shares. In addition, Guez Living Trust wholly owns 215 GZ Partners which owns 1,379,225 shares of the
Company's Common Stock or 5.7% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. As the holder of 100% of the ownership interests in 215 GZ Partners, Guez Living Trust may be deemed to share the power to dispose or direct the disposition of the shares held by 215 GZ Partners, and may be deemed to share the power to vote or direct the voting of such shares with 215 GZ Corp., a Delaware corporation and general manager of 215 GZ Partners, with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040. 215 GZ Corp. was formed to manage the assets of 215 GZ Partners but has no ownership interest in the partnership. As such, Guez Living Trust may be deemed to beneficially own the shares of the Company's Common Stock owned by 215 GZ Partners for aggregate beneficial ownership of 2,950,140 shares or 12.1% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. Guez Living Trust disclaims beneficial ownership of the securities held by 215 GZ Partners except to the extent of its pecuniary interest therein.

         As of January 3, 2006, Guez beneficially owned 3,426,420 shares of the Company's common stock (the "Guez Shares") or 14.1% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. Guez has the sole power to vote and dispose of the Guez Shares.

         In addition, Guez is the managing member of, and personally holds a 32.2% membership interest in, Diversified which owns 4,428,571 shares of the Company's Common Stock or 18.2% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. As the managing member of Diversified, Guez has the power to dispose or direct the disposition of, and to vote or direct the voting of, the shares held by Diversified.

         Guez is also a Co-Trustee along with Roxanne Guez, Guez's spouse who is a citizen of the United States of America, with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040, of the Guez Living Trust, which has a 15.0% membership interest in Diversified and beneficially owns 1,570,915 shares of the Company's Common Stock or 6.4% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. Guez Living Trust may also be deemed to beneficially own 1,379,225 shares of the Company's Common Stock owned by 215 GZ Partners or 5.7% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. In the aggregate, Guez Living Trust may be deemed to beneficially own 2,950,140 shares of the Company's Common Stock or 12.1% of the shares of the Company's Common
Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. As the co-trustee of Guez Living Trust, Guez shares the power to dispose or direct the disposition of the shares held by Guez Living Trust, and shares the power to vote or direct the voting of such shares with Roxanne Guez.

         The Griffin James Aron Guez Irrevocable Trust dated January 1, 1996 (the "Griffin Guez Trust") owns 584,220 shares of the Company's Common Stock or 2.4% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. As Marguerite Ester
Guez, a citizen of France and the Trustee of the Griffin Guez Trust with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040, resides in Guez's household, Guez may be deemed to beneficially own the shares held by Griffin Guez Trust.


                                 (6 of 11 Pages)

         The Stephan Avner Felix Guez Irrevocable Trust dated January 1, 1996 (the "Stephan Guez Trust") owns 584,220 shares of the Company's Common Stock or 2.4% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. As Stephan Guez, a citizen of the United States of America and the Trustee of the Stephan Guez Trust with a principal business address of 5804 E. Slauson Avenue, Commerce, California 90040, is Guez's son, Guez may be deemed to beneficially own the shares held by Stephan Guez Trust.

         In such capacities, Guez may be deemed to beneficially own the shares of the Company's Common Stock owned by Diversified, Guez Living Trust, Griffin Guez Trust and Stephan Guez Trust for aggregate beneficial ownership of 11,973,571 shares or 49.1% of the shares of the Company's Common Stock issued and outstanding on January 3, 2006 based on 24,386,609 shares outstanding. Guez disclaims beneficial ownership of the securities held by Diversified and Guez Living Trust except to the extent of his pecuniary interest therein. Guez disclaims beneficial ownership of the securities held by Griffin Guez Trust and Stephan Guez Trust.

         Transactions by the Reporting Persons in the Company's common stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of Schedule D is supplemented and amended by the information below.

NOTE CONVERSION AGREEMENT

         On January 3, 2006, the Company and Diversified entered into a Note Conversion Agreement (the "Conversion Agreement"), and simultaneously closed the transactions provided thereby, providing for the conversion of $7,500,000 of the principal amount due under the Note into 1,428,571 shares of the Company's common stock (the "Shares") at the rate of $5.25 per share (the "Note Conversion").

REGISTRATION RIGHTS AGREEMENT

         In connection with the transactions contemplated by the Conversion Agreement, the Company and Diversified entered into a Registration Rights Agreement (the "Registration Rights Agreement") simultaneously with the Conversion Agreement, pursuant to which the Company has the obligation to register the resale of the Shares under the Securities Act of 1933, as amended (the "Securities Act"), on a Registration Statement on Form S-1, or other similar and applicable form, or to amend the current registration statement filed with the Securities and Exchange Commission (the "SEC") on September 23, 2005 to cover such resale of the Shares (together with any amendments and supplements, the "Registration Statement"), which Registration Statement shall be filed or amended no later than February 2, 2006 (the "Filing Date"). The Company is obligated to use its commercially reasonable efforts to have such Registration Statement declared effective by the SEC no later than April 3, 2006 (or May 2, 2006 if the SEC conducts a "full review" of such Registration Statement) (the "Effectiveness Date"). If (i) a Registration Statement is not filed on or prior to the Filing Date, except if Diversified fails to provide the Company with any information that is required to be provided in the Registration Statement with respect to Diversified, in which case the Filing Date shall be extended until five business days following the date of receipt by the Company of such required information, or (ii) the Registration Statement filed or required to be filed hereunder is not declared effective by the SEC on or before the Effectiveness Date, or (iii) after the Registration Statement is first declared effective by the SEC, it ceases for any reason to remain continuously effective as to all Shares for which it is required to be effective, or Diversified is not


                                (7 of 11 Pages)
permitted to utilize the prospectus therein to resell such Shares, or in any such cases ten business days (which need not be consecutive days) in the aggregate during any 12-month period (any such failure or breach being referred to as an "Event," and for purposes of clause (i) or (ii) the date on which such Event occurs, or for purposes of clause (iii) the date on which such ten business day period is exceeded being referred to as "Event Date"), then in addition to any other rights Diversified may have under the Registration Rights Agreement or under applicable law: (x) on each such Event Date, the Company shall pay to Diversified an amount in cash, as liquidated damages and not as a penalty, equal to .05% of the value (based on the average closing price of the Company's common stock for the five business days preceding, but not including, the date of the Registration Rights Agreement) of the Shares then held by Diversified; and (y) on each monthly anniversary of each such Event Date, (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to Diversified an amount in cash, as liquidated damages and not as a penalty, equal to .05% of the value (based on the average closing price of the Company's common stock for the five business days preceding, but not including, the date of the Registration Rights Agreement) of any Shares then held by Diversified. Under the Registration Rights Agreement, the Filing Date and the Effectiveness Date shall be extended and no liquidated damages shall be due to Diversified (or any other person) if, and to the extent, such extension is due to delays caused by the failure of Diversified to deliver to the Company any information that the Company requires to satisfy the requirements of Regulation S-X under the Securities Act ("Regulation S-X") in respect of the Registration Statement, or the failure of Ernst & Young, independent accountants for Diversified, to deliver a letter, dated as of a date not more than two days prior to the Filing Date or the Effectiveness Date, as the case may be, in form and substance reasonably satisfactory to the Company, to the effect that (x) they are independent accountants within the meaning of the Securities Act, (y) in their opinion, the financial statements of the Acquired Business included in the Registration Statement which were reported on by such firm and the unaudited financial statements of the business acquired from Diversified (the "Acquired Business") included in the Registration
Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Acquired Business financial statements included in the Registration Statement satisfy the requirements of Regulation S-X, and (z) covering such other matters as are customary in accountants' comfort letters delivered in connection with underwritten public offerings. ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is supplemented and amended by the information below.

    Exhibit No.

         1 Conversion Agreement dated January 3, 2006, between the Company and Diversified. (1)

         2 Registration Rights Agreement dated January 3, 2006, between the Company and Diversified. (1)

         3 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

                  (1) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 5, 2006, and incorporated by reference herein by reference.


                                 (Page 8 of 11)

                                    SIGNATURE
         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.



Dated: January 6, 2006                  /S/ HUBERT GUEZ
                                        ----------------------------------------
                                        Hubert Guez



                                        Diversified Apparel Resources, LLC

Dated: January 6, 2006                  /S/ HUBERT GUEZ
                                        ----------------------------------------
                                        Manager



                                        Guez Living Trust dated December 6, 1996

Dated: January 6, 2006                  /S/ HUBERT GUEZ
                                        ----------------------------------------
                                        Trustee


                                 (Page 9 of 11)

                                  EXHIBIT INDEX

    Exhibit No.

         1 Conversion Agreement dated January 3, 2006, between the Company and Diversified. (1)

         2 Registration Rights Agreement dated January 3, 2006, between the Company and Diversified. (1)

         3 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

                  (1) Filed as an Exhibit to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 5, 2006, and incorporated by reference herein by reference thereto.


                                (Page 10 of 11)

                                  EXHIBIT NO. 3

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Cygne Designs, Inc., and hereby affirm that this Schedule 13D/A is being filed on behalf of each of the undersigned.



Dated: January 6, 2006                  /S/ HUBERT GUEZ
                                        ----------------------------------------
                                        Hubert Guez



                                        Diversified Apparel Resources, LLC

Dated: January 6, 2006                  /S/ HUBERT GUEZ
                                        ----------------------------------------
                                        Manager



                                        Guez Living Trust dated December 6, 1996

Dated: January 6, 2006                  /S/ HUBERT GUEZ
                                        ----------------------------------------
                                        Trustee


                                (Page 11 of 11)